April 30, 2014

Marie Chandoha

President and Chief Executive Officer

Schwab Annuity Portfolios

211 Main Street

San Francisco, CA 94105

Re: Schwab Annuity Portfolios

Dear Ms. Chandoha:

This letter will confirm our agreement to limit net operating expenses of the following portfolios, as noted in the table below and described in the portfolios’ registration statement filed with the Securities and Exchange Commission.

Portfolio	Net Operating Expense Limit	Guaranteed Limit
Schwab Money Market Portfolio	50 bp expires	4/29/2016
Schwab MarketTrack Growth Portfolio II	50 bp expires	4/29/2016
Schwab S&P 500 Portfolio	28 bp expires	4/29/2016

Sincerely,

/s/ George Pereira	/s/ John Sturiale
George Pereira, Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.	John Sturiale, Vice President-Product Management -Schwab Investment Management

CC:	Rodney DeWalt

Acknowledged by:

/s/ Marie Chandoha
Marie Chandoha,
Executive Vice President, Investment Management Services